June 12, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Karen J. Garnett
Assistant Director

Re:	Realogy Corporation
Form 10-K for the year ended December 31, 2008
Filed February 25, 2009
File No. 333-148153

Ladies and Gentlemen:

Set forth below is the response of Realogy Corporation (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 1, 2009 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. The terms “we,” “us,” “our,” and similar expressions in the responses set forth below refer to the Company.

We appreciate your prompt attention in resolving any issues that may remain after you have had the opportunity to review this response. We are available at your convenience to discuss these matters with you.

Item 15. Exhibits, Financial Statements and Schedules, page 125

1.	It appears that some of the exhibits listed in the Exhibit Index to the Form 10-K omit schedules or exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file the complete agreement for all material contracts and does not provide for the omission of any attachments to those agreements. Please explain to us why you have omitted such materials from each of the following exhibits:

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2009

Exhibit	Description

10.1	Tax Sharing Agreement by and among Realogy Corporation, Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 28, 2006 (Incorporated by reference to Exhibit 10.2 to Realogy Corporation’s Current Report on Form 8-K dated July 31, 2006).

10.3	Transition Services Agreement among Realogy Corporation, Cendant Corporation, Wyndham Worldwide Corporation and Travelport Inc. dated as of July 27, 2006 (Incorporated by reference to Exhibit 10.1 to Realogy Corporation’s Current Report on Form 8-K dated July 31, 2006).

10.4	Credit Agreement dated as of April 10, 2007, by and among Realogy Corporation, Domus Intermediate Holdings Corp., the Lenders party thereto, JPMorgan Chase Bank, N.A., Credit Suisse, Bear Stearns Corporate Lending Inc., Citicorp North America, Inc. and Barclays Bank plc. (Incorporated by reference to Exhibit 10.3 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.5	Guarantee and Collateral Agreement dated as of April 10, 2007, among Domus Intermediate Holdings Corp., Realogy Corporation, each Subsidiary Loan Party party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.4 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.10	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Richard A. Smith (Incorporated by reference to Exhibit 10.9 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.11	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Anthony E. Hull (Incorporated by reference to Exhibit 10.10 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.12	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Alexander E. Perriello (Incorporated by reference to Exhibit 10.11 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.13	Employment Agreement, dated as of April 10, 2007 between Realogy Corporation and Bruce G. Zipf (Incorporated by reference to Exhibit 10.12 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.16	Form of Restricted Stock Agreement between Domus Holdings Corp. and the Purchaser party thereto (Incorporated by reference to Exhibit 10.15 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2009

Exhibit	Description

10.22	Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC dated as of January 31, 2005, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc. (Incorporated by reference to Exhibit 10.1 to the Cendant Corporation Current Report on Form 8-K filed February 4, 2005).

10.25	Strategic Relationship Agreement, dated as of January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and PHH Home Loans, LLC (Incorporated by reference to Exhibit 10.2 to the Cendant Corporation Current Report on Form 8-K filed February 4, 2005).

10.32	Joinder Agreement dated as of January 1, 2005, between SPTC Delaware LLC, Sotheby’s (as successor to Sotheby’s Holdings, Inc.), and Cendant Corporation and Sotheby’s International Realty Licensee Corporation (Incorporated by reference to Exhibit 10.14(d) to Realogy Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

10.41	Sixth Omnibus Amendment Agreement and Consent, dated as of June 6, 2007, among Cartus Corporation, Cartus Financial Corporation, Apple Ridge Services Corporation, Apple Ridge Funding LLC, Realogy Corporation, The Bank of New York, the conduit purchasers, committed purchasers, managing Agents and Calyon New York Branch (Incorporated by reference to Exhibit 10.37 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.42	Amended and Restated Series 2007-1 Indenture Supplement, dated as of April 10, 2007 and Amended and Restated as of July 6, 2007, between Apple Ridge Funding LLC and The Bank of New York, as indenture trustee, paying agent, authentication agent, transfer agent and registrar, which modifies the Master Indenture, dated as of April 25, 2000, among Apple Ridge Funding LLC and The Bank of New York, as indenture trustee, paying agent, authentication agent, transfer agent and registrar (Incorporated by reference to Exhibit 10.38 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.43	Amended and Restated Note Purchase Agreement, dated as of April 10, 2007 and Amended and Restated as of July 6, 2007 among Apple Ridge Funding LLC, Cartus Corporation, the conduit purchasers, committed purchases and managing agents party thereto and Calyon New York Branch, as administrative and lead arranger (Incorporated by reference to Exhibit 10.39 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.45	Amended and Restated CRC Purchase Agreement dated as of June 27, 2007 by and between Cartus Corporation and Cartus Relocation Corporation (Incorporated by reference to Exhibit 10.40 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2009

Exhibit	Description

10.46	Amended and Restated Receivables Purchase Agreement dated as of June 27, 2007 by and between Cartus Relocation Corporation and Kenosia Funding, LLC (Incorporated by reference to Exhibit 10.41 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.47	Amended and Restated Fee Receivables Purchase Agreement dated as of June 27, 2007 by and between Cartus Corporation and Kenosia Funding, LLC (Incorporated by reference to Exhibit 10.42 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.48	Amended and Restated Servicing Agreement dated as of June 27, 2007 by and between Cartus Corporation, Cartus Relocation Corporation, Kenosia Funding, LLC, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 10.43 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.49	Amended and Restated Indenture dated as of June 27, 2007 by and between Kenosia Funding, LLC, as issuer, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 10.44 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

10.50	Amended and Restated Note Purchase Agreement, dated as of April 10, 2007, among Kenosia Funding, LLC, Cartus Corporation, Cartus Relocation Corporation, the commercial paper conduits from time to time party thereto, the financial Institutions from time to time party thereto, the persons from time to time party thereto as managing agents and Calyon New York Branch, as administrative agent and lead arranger (Incorporated by reference to Exhibit 10.45 to Realogy Corporation’s Registration Statement on Form S-4 (File No. 333-148253)).

Company Response:

The Company omitted attachments from the following exhibits filed with the Commission as it did not deem the information included therein to be material to investors:

Exhibit 10.1;

Exhibit 10.4;

Exhibit 10.5;

Exhibit 10.10;

Exhibit 10.11;

Exhibit 10.12;

Exhibit 10.13;

Exhibit 10.16;

Exhibit 10.22;

Exhibit 10.25;

Exhibit 10.32;

Exhibit 10.41;

Exhibit 10.42;

Exhibit 10.43; and

Exhibit 10.45.

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2009

The Company believed that the exhibits as filed together with the descriptions thereof contained in the Company’s filings with the Commission were adequate to provide investors with an understanding of the material terms and conditions of such agreements. While the Company continues to believe that the attachments are not material to investors, the Company proposes to re-file those exhibits with all attachments thereto in accordance with the Staff’s comment.

Please note that Exhibits 10.22 and 10.25 to the Form 10-K were incorporated by reference to exhibits filed by our former parent company, Cendant Corporation (now known as Avis Budget Group, Inc.) by Current Report on Form 8-K on February 4, 2005. PHH Corporation, which separated from Cendant Corporation as of January 31, 2005 similarly filed those exhibits pursuant to a Current Report on Form 8-K on February 1, 2005. Both Cendant Corporation and PHH Corporation filed the exhibits without attachments. Portions of Exhibit 10.25 to the Form 10-K have been omitted pursuant to an SEC Order approving Cendant Corporation’s request for confidential treatment in connection with its filing of that exhibit under its February 4, 2005 Current Report on Form 8-K. (A similar order for confidential treatment was also issued to PHH Corporation, which filed the same exhibit by Current Report on Form 8-K on February 1, 2005.) We respectfully request that the SEC allow us to rely on the existing confidential treatment orders upon re-filing of Exhibit 10.25 with attachments.

The Company also anticipates seeking confidential treatment of certain portions of the attachments to Exhibits 10.41, 10.42 and 10.45 given the sensitive financial and commercial information included therein of the nature that is entitled to confidential treatment pursuant to 17 C.F.R. §200.80(b)(4).

***

The Transition Services Agreement included as Exhibit 10.3 to the Form 10-K relates to the provision of services among the parties thereto to facilitate Cendant’s plan to separate its four business units into four separate companies, which was consummated in July 2006. The terms and conditions of the Transition Services Agreement were described in our 2006 Form 10 Registration Statement in connection with our separation from Cendant Corporation and in subsequent filings. Substantially all of the services under the Transition Services Agreement were concluded prior to year-end 2007. Accordingly, the agreement was not a material agreement that was required to be filed with the Form 10-K but was included inadvertently. Accordingly, we do not believe re-filing of that exhibit with attachments is appropriate.

***

The Company omitted attachments from the following exhibits filed with the Commission as it did not deem the information included therein to be material to investors:

Exhibit 10.46;

Exhibit 10.47;

Exhibit 10.48;

Exhibit 10.49; and

Exhibit 10.50.

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2009

These exhibits relate to the Company’s Kenosia securitization facility. The Company believes that the exhibits as filed together with the descriptions thereof contained in the Company’s filings with the Commission are adequate to provide investors with an understanding of the material terms and conditions of this securitization facility. As disclosed in the Form 10-K, the Kenosia securitization facility terminated in January 2009 and none of the agreements have any continuing effect. The Company continues to believe that the attachments are not material to investors and given the termination of that facility does not believe that the re-filing of these exhibits with attachments is appropriate. Moreover, if the Company were required to re-file the exhibits with attachments, notwithstanding the termination of the facility, the Company would anticipate seeking confidential treatment of certain portions of the attachments to Exhibits 10.46, 10.47 and 10.48 given the sensitive financial and commercial information contained therein of the nature that is entitled to confidential treatment pursuant to 17 C.F.R. §200.80(b)(4).

***

Accordingly, the Company proposes to re-file the specific exhibits listed above in the first paragraph of our response with the attachments thereto (subject to the confidentiality requests described above) on Form 10-K/A within 10 business days of the Commission’s completion of its review of the Form 10-K.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2009

Please do not hesitate to contact the undersigned at (973) 407-5370 with any questions or comments regarding any of the foregoing.

REALOGY CORPORATION

By:	/s/ Marilyn J. Wasser
Marilyn J. Wasser Executive Vice President and General Counsel

cc:	Securities and Exchange Commission
Philip L. Rothenberg

Realogy Corporation
Richard A. Smith
Anthony E. Hull
Dea Benson
Seth I. Truwit